*
MR

14047879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First New York Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue, 5th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna Sabatini 212-848-0740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SB 3/13/14

EISNERAMPER
ACCOUNTANTS & ADVISORS

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

First New York Securities L.L.C. and Subsidiaries

December 31, 2013

Contents

Consolidated Financial Statement

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers of
First New York Securities, L.L.C.

Report on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of First New York Securities, L.L.C. and Subsidiaries, a wholly owned subsidiary of FNY Partners Fund, LP as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit. We did not audit the statement of financial condition of Infinity Capital Markets Limited, a wholly owned subsidiary (the "Component Entity"), which statement reflects equity constituting 11% of the consolidated members' equity at December 31, 2013. The financial statement of Infinity Capital Markets Limited, which was prepared in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), was audited by other auditors, whose report has been furnished to us. We have applied audit procedures on the conversion adjustments to the financial statement of the Component Entity which conform the financial statement to accounting principles generally accepted in the United States of America. Our opinion, insofar as it relates to the amounts included for the Component Entity prior to these conversion adjustments, is based solely on the report of the other auditors. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

EISNERAMPER
ACCOUNTANTS & ADVISORS

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audit and the report of the other auditors, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of First New York Securities, L.L.C. and Subsidiaries as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2014

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	1,268,351
Receivable from clearing brokers		95,538,067
Securities owned, at fair value		455,122,832
Secured demand notes (fair value of collateral $5,758,393)		5,450,000
Investments in investment companies		680,265
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $10,145,259		3,276,128
Receivable from Parent Company		27,988,781
Receivable from affiliated entities		40,021
Other assets		7,873,020
Total assets	$	597,237,465
Liabilities and Members' Equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	286,422,496
Payable to clearing brokers		105,263,388
Capital withdrawals payable		9,244,063
Accrued expenses and other liabilities		22,453,469
Total liabilities		423,383,416
Commitments and Contingencies		
Subordinated borrowings		36,450,000
Members' equity:		
First New York Securities L.L.C. members' equity		137,344,048
Noncontrolling interest		60,001
Total members' equity		137,404,049
Total liabilities and members' equity	$	597,237,465

See notes to consolidated statement of financial condition

First New York Securities L.L.C. and Subsidiaries

Notes to Consolidated Statement of Financial Condition

December 31, 2013

1. Organization and Description of Business

First New York Securities L.L.C. ("FNYS"), a Delaware limited liability company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It was organized in July 1995 as the successor to the business of First New York Securities Co.

FNYS is a wholly owned subsidiary of FNY Partners Fund LP (the "Parent Company"). FNYS' wholly or majority owned subsidiaries include FNY Managed Accounts, L.L.C., Infinity Capital Markets Limited ("ICM"), Infinity Global Markets Limited ("IGM"), FNY Technologies, LLC ("FNYT"), MPS Global Securities L.L.C. ("MPSG"), and MPS Global Securities (Europe) LLP ("MPSGE) (collectively, the "Company"). ICM, IGM and MPSGE were formed under the applicable law of the United Kingdom. FNYS and its subsidiaries are primarily engaged in the proprietary trading of securities and acts as introducing brokers. In 2013, FNYS sold its entire membership interests in MPSG and also ceased operations of MPSGE and IGM.

2. Significant Accounting Policies

Basis of Presentation: The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars. The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of consolidated assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Consolidation: The consolidated financial statement include the accounts of FNYS and all of it's wholly or majority owned subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

Noncontrolling interest: Noncontrolling interest represents the equity ownership in one subsidiary not attributable to FNYS, who has a controlling interest and consolidates the subsidiaries' financial results with its own.

Revenue Recognition Policies: Principal security transactions are recorded on the trade date, and related revenue and expenses are included in net gain from principal transactions. The Company records commission revenue on a trade date basis. Dividend income and expense are accrued on the ex-dividend date. Interest income and expense are recorded on the accrual basis.

Cash: The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. In the event of a financial institution's insolvency, recovery of cash may be limited.

Receivable from and Payable to Clearing Brokers: Receivable from and payable to clearing brokers represent net cash and margin collateral balances, net amounts receivable or payable for securities transactions that have not settled and the fair value of all derivatives (excluding equity and future options) with the Company's clearing brokers at December 31, 2013. Investments and other amounts due from brokers serve as collateral for the amounts due to brokers.

Valuation: The Company carries its investments at fair value. Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or a liability as of the measurement date. The three levels are defined as follows:

Level 1 – Inputs are observable and reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's exchange traded equities, NASDAQ equities, OTC Bulletin Board equities, Pink Sheet equities, exchange-traded options and exchange-traded futures are categorized in Level 1 of the fair value hierarchy. Actively traded equities are valued at the last reported sales prices on the primary securities exchange on the date of determination. Options are valued at the mean between the last "bid" and "ask" prices. Exchange traded futures are valued at quoted close market prices.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly and reasonably available in active markets. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are derived principally from or corroborated by observable market data from sources independent of the Company. The Company's equity swaps, currency forward

contracts, corporate bonds, and municipal bonds are categorized in Level 2 of the fair value hierarchy. Corporate and municipal bonds are valued based on prices provided by independent pricing services, collaborated with observable trade execution data. Equity swaps are fair valued at open trade equity representing unrealized gain or loss on the contracts as measured by the difference between the market value of the underlying securities and the contract value of the contracts. Currency forward contracts are valued at fair value representing unrealized gain or loss on the contracts as measured by the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting date.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. The Company's investments in investment companies are categorized in Level 3 of the fair value hierarchy because the Company is unable to redeem such investments in the near future. The Company has elected to value the investment companies using the net asset value of each investment company as reported by the investment company without adjustment, unless it is probable that the investment will be sold at a value significantly different than the reported net asset value.

An asset's or liability's categorization within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities. For securities that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

Fair Value of Other Financial Instruments: The carrying amounts reported on the consolidated statement of financial condition approximate fair value based on the short-term maturity and the daily pricing mechanisms for these instruments. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities are reported at their contractual amounts, which approximate fair value.

Financial Derivatives: Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. The Company does not apply hedge accounting, as all financial instruments are recorded at fair value. The fair value of equity options are recorded in securities owned or securities sold, not yet purchased on the consolidated statement of financial condition. Open trade equity in swaps, forwards, and futures transactions are recorded as receivable from or payable to clearing brokers on the consolidated statement of financial condition.

Foreign Currency Translation: The Company's foreign denominated assets and liabilities are translated at month-end spot rates.

Furniture, Equipment and Leasehold Improvements: Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using a straight line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. The Company's net balance on the consolidated statement of financial condition at December 31, 2013 is comprised of $1,534,083 in furniture and equipment, $1,020,765 in leasehold improvements, and $721,280 in information technology assets.

Intangible Assets: Intangible assets are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the Company's future cash flows. The Company tested intangible assets for impairment at December 31, 2013 and reassessed the remaining useful life. The reassessed carrying value amounted to $3,437,500 at December 31, 2013, which is included in other assets on the consolidated statement of financial condition.

Income Taxes: FNYS, as a single member limited liability company, is not subject to federal or state income taxes. Its taxable income is reported on the member's individual income tax returns in accordance with the laws of the applicable jurisdictions.

The Company has business operations in New York City and is subject to the New York City Unincorporated Business Tax ("UBT") and a subsidiary of the Company is subject to United Kingdom ("UK") income tax. There was no UBT for 2013 as the related business generated losses for the year. There was no UK income tax for 2013 due to the loss carryforward from previous years.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in the consolidated financial statement any interest or penalties related to income taxes for the year ended December 31, 2013. The Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years before 2010.

Recent Accounting Pronouncements: In December 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-11, *Disclosures About Offsetting Assets and Liabilities* ("ASU 2011-11"). The ASU requires new disclosures for derivatives, resale and repurchase agreements, and securities borrowing and lending transactions that are either offset in the balance sheet (presented on a net basis) or subject to an enforceable master netting arrangement or a similar arrangement. On January 31, 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, that provides clarification about which instruments and transactions are subject to ASU 2011-11. Other than requiring additional disclosures, the adoption of ASU did not have an impact on the Company's consolidated financial statement. The disclosures required by ASU 2011-11 became effective for the Company on January 1, 2013 and are presented in Note 3.

3. Fair Value of Investments

The following are the Company's fair value assets and liabilities by level within the fair value hierarchy and information about derivative financial instruments and related collateral amounts subject to enforceable master netting and/or similar arrangements at December 31, 2013:

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Securities owned				
Equity securities	$ 314,164,334	$ -	$ -	$ 314,164,334
Municipal bonds	-	125,600,174	-	125,600,174
Corporate bonds	-	11,171,769	-	11,171,769
Equity options	4,186,555	-	-	4,186,555
Total securities owned	$ 318,350,889	$136,771,943	$ -	$ 455,122,832
Investments in investment companies	$ -	$ -	$ 680,265	$ 680,265

	Liabilities at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased				
Equity securities	$ 286,038,436	$ -	$ -	$ 286,038,436
Equity options	384,060	-	-	384,060
Total Securities sold, not yet purchased	$ 286,422,496	$ -	$ -	$ 286,422,496

	Assets at Fair Value as of December 31, 2013					
	Gross Amount			Gross amount offset in the consolidated statement of financial condition	Net amount included in receivable from clearing brokers	Net amount included in payable to clearing brokers
	Level 1	Level 2	Level 3			
Derivative assets						
Futures	$ 453,106	$ -	$ -	$ (453,106)	$ -	$ -
Currency forwards	-	96,793	-	(78,896)	8,880	9,017
Equity swaps	-	1,888,830	-	(1,888,830)	-	-
Total derivative assets	$ 453,106	$ 1,985,623	$ -	$ (2,420,832)	$ 8,880	$ 9,017

	Liabilities at Fair Value as of December 31, 2013					
	Gross Amount			Gross amount offset in the consolidated statement of financial condition	Net amount included in receivable from clearing brokers	Net amount included in payable to clearing brokers
	Level 1	Level 2	Level 3			
Derivative liabilities						
Futures	$ 30,280	$ -	$ -	$ (30,280)	$ -	$ -
Currency forwards	-	186,553	-	(78,925)	(107,628)	-
Equity swaps	-	3,914,362	-	(2,311,627)	(1,602,735)	-
Total derivative liabilities	$ 30,280	$ 4,100,915	$ -	$ (2,420,832)	$ (1,710,363)	$ -

There were no transfers between levels during the year ended December 31, 2013.

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2013. The information reflects gains and losses for the full year for assets categorized as Level 3 as of December 31, 2013.

Balance at the beginning of the year	$ 781,711
Net unrealized and realized loss	(24,958)
Return of capital	(76,488)
Balance at the end of the year	$ 680,265

4. Financial Instruments and Risk

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, interest rate risk, credit risk and other risks can equal or exceed the related amounts recorded.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to

the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Interest rate risk is the risk that the fair value of future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates. Generally the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

The Company invests a portion of its assets in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. In addition, in order to hedge foreign currency exchange rate risks which may arise from the purchase of such securities or other reasons incidental to the Company's business, the Company may invest in foreign currencies and foreign currency-related products. These types of investments entail risks in addition to those involved in investments in securities of domestic issuers. Investing in non-U.S. securities may represent a greater degree of risk than investing in U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs. In addition, hedging foreign currency exchange rate risk entails additional risk since there may be an imperfect correlation between the Company's holdings of securities denominated in a particular currency and the Company's portfolio holdings of currencies and foreign currency related products purchased by the Company to hedge any exchange rate risk.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2013, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2013. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, currency forward contracts, exchange-traded and over-the-counter options, delayed deliveries, securities purchased and sold on a when-issued basis (when-issued securities), and equity swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts, to-be-announced ("TBAs") and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. In an equity swap, cash flows are exchanged based on a commitment by one party to pay interest in exchange for a market-linked return based on a notional amount. The market-linked return may include, among other things, the total return of a security or index. These agreements involve elements of credit and market risk. Risks include the possibility that no liquid market exists for these obligations, the counterparty may default on its obligation, or unfavorable changes may exist in the security or index underlying the swap. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized fair valuation gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

At December 31, 2013, the Company had outstanding long and short equity swap agreements with notional amounts $1,959,426 and $41,072,423, respectively. The numbers of equity options and futures contracts outstanding as of December 31, 2013 were 45,415 and 778, respectively.

The following table summarizes the fair value of derivative instruments in the consolidated statement of financial condition at December 31, 2013:

	Gross Derivative Assets		Gross Derivative Liabilities	
	Location	**Fair value**	**Location**	**Fair value**
Interest rate contracts				
Interest rate futures	Receivable from clearing brokers	$36,055	Receivable from clearing brokers	$29,967
Foreign currency exchange contracts				
Currency forward contracts	Receivable from clearing brokers	84,721	Receivable from clearing brokers	183,498
Currency forward contracts	Payable to clearing brokers	12,072	Payable to clearing brokers	3,055
Equity contracts				
Equity swaps	Receivable from clearing brokers	1,888,830	Receivable from clearing brokers	3,914,362
Equity index futures	Receivable from clearing brokers	417,051	Receivable from clearing brokers	313
Equity options	Securities owned	4,186,555	Securities sold, not yet purchased	384,060
		$6,625,284		$4,515,255

Financial instruments involve elements of market risk that may be in excess of the amounts recognized in the consolidated statement of financial condition. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations or the collateral value becomes inadequate, the Company may be exposed to credit risk. To reduce its credit risk for derivative transactions, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral and uses master netting agreements whenever possible. At December 31, 2013, the Company did not hold any collateral in the form of cash or securities. The Company may be required to pledge collateral to counterparties when deemed necessary and will include cash paid as receivable from counterparties in the consolidated statement of financial condition. At December 31, 2013 the Company pledged $2,688,708 in cash collateral to counterparties. The cash collateral in the amounts of $1,792,914 and $895,794 are included in the receivable from clearing brokers and the payable to clearing brokers, respectively, in the consolidated statement of financial condition, and netted with the fair value of the derivatives.

5. Receivable from and Payable to Clearing Brokers

The clearing and depository operations for security transactions are provided substantially by two brokers. For financial reporting purposes, amounts payable to a broker have been offset against amounts receivable from the same broker for securities sold, not yet purchased, and other items. At December 31, 2013, substantially all of the securities owned, securities sold, not yet purchased, and amounts receivable from and payable to brokers reflected in the consolidated statement of financial condition are positions carried by and amounts receivable from or payable to these brokers. Securities owned and amounts due from brokers serve as collateral for the amounts payable to the brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral. Additionally, investments in securities owned and securities sold, not yet purchased, are subject to margin requirements.

6. Subordinated Borrowings

Borrowings subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing FNYS's net capital pursuant to the SEC's Uniform Net Capital Rule.

The amounts, interest rates and maturities of the subordinated borrowings are as follows:

Maturity	Interest Rate	Amount
Secured demand notes:		
August 31, 2014	4.00%	$ 1,600,000
July 1, 2015	5.00%	3,850,000
		5,450,000
Subordinated notes:		
July 1, 2014	5.00%	3,000,000
July 31, 2014	4.00%	500,000
August 15, 2014	5.00%	1,000,000
November 15, 2014	5.00%	1,000,000
February 28, 2015	Fed Fund+2.75%, min 5%/Max 10%	4,500,000
June 1, 2015	Fed Fund+2.75%, min 5%/Max 10%	10,000,000
July 1, 2015	Fed Fund+2.75%, min 5%/Max 10%	1,000,000
January 31, 2016	7.00%	10,000,000
		31,000,000
		$ 36,450,000

Subordinated borrowings may be withdrawn by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated borrowing can be repaid only if, after giving effect to such repayment, FNYS continues to comply with minimum net capital requirements and meets SEC's capital regulations governing withdrawal of subordinated debt. The estimated fair value of the subordinated borrowings and the secured demand notes receivable approximate the carrying amount based on current rates available to FNYS for debt with substantially the same terms and maturities.

7. Related Party Transactions

The Company is involved in financing and other transactions with the Parent Company and its affiliate.

FNYS has participation agreements with FNY Capital Management LP ("FNYCM"), a Delaware limited partnership and an affiliated entity of the Company, whereby FNYS sold full participation interests in the net profits or losses of IGM, MPSG, MPSGE, and FNYT to FNYCM in exchange for certain services. In addition, the Company's payroll and the related expenses are paid by FNYCM on behalf of the Company. The Company reimbursed FNYCM all of such expenses. As of December 31, 2013, included in receivable from affiliated entities was $5,788 representing the net receivable from FNYCM relating to the above transactions.

The Company provides funding to the Parent Company to facilitate the Parent Company's proprietary trading. As of December 31, 2013, receivable from Parent Company in the amount of $27,988,781 represented the amounts due from Parent Company as a result of such activities. The Company also provides the Parent Company with facility, operational, administrative and managerial services at no charge.

The consolidated statement of financial condition includes $3,328,408 of other assets relating to related party receivables primarily for advances to employees (see Note 8). In addition there is $26,000,000 of subordinated borrowings with related parties.

8. Employee Compensation and Benefits

Trader compensation is based on a percentage payout of net trading profit net of certain expenses. The corresponding payable relating to trader compensation in the amount of $16,452,095 is included in accrued expenses and other liabilities in the consolidated statement of financial condition.

The Company made advances and forgivable loans to employees, primarily brokers, for recruiting and retention purposes. Loans are forgiven using the straight-line method over a period of up to 4 years. If an employee leaves the Company for any reason or ceases to be an employee

in good standing, as defined, the portion of the employee's loan that has not yet been forgiven plus interest calculated at the current Applicable Federal Rate shall be repaid in full. The loans will be forgiven if an employee is terminated without cause. There were no loans outstanding at December 31, 2013. Advances do not have set due dates and are due on demand. The amount of advances outstanding at December 31, 2013 is $3,328,408. These advances are included in other assets in the consolidated statement of financial condition.

The Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees, subject to certain minimum age and length-of-service requirements. The Company did not make any contribution to the plan during the year.

9. Regulatory Requirements

FNYS is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). FNYS has elected to compute net capital pursuant to SEC Rule 15c3-1 which requires that FNYS maintain minimum net capital, as defined, of 2% aggregate debit items computed in accordance with Rule 15c3-3, as defined, or $250,000. At December 31, 2013, FNYS had net capital of $56,560,353, which exceeded the requirement by $56,310,353.

FNYS is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

Pursuant to the requirements of Rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying consolidated financial statement, but not consolidated in the FNYS's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

Assets	$ 287,158,305
Liabilities	233,382,001
Members' equity	$ 53,776,304

10. Commitments and Contingencies

The Company is obligated under various noncancelable operating leases for office space expiring on various dates through 2016. The leases contain escalation provisions based on certain costs incurred by the lessor. The Company has also entered into leases for certain equipment which have been accounted for as capital leases.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

	Operating Leases	Capital Leases	Total
Year Ending December 31:			
2014	$ 4,452,342	$ 5,233	$ 4,457,575
2015	2,194,121	-	2,194,121
2016	602,951	-	602,951
	$ 7,249,414	$ 5,233	$ 7,254,647

In connection with a security deposit for lease of office space, the Company has two outstanding standby letter of credit agreements of $658,905 payable to its landlord.

In the normal course of business, FNYS has been the subject of SEC inquiries and FINRA reviews and has been named as a defendant in certain litigation and arbitrations arising out of its activities as a broker-dealer in securities, the outcome of which cannot be determined at this time. It is the opinion of management that the various SEC inquiries, FINRA reviews, litigation and arbitrations will not have a material adverse effect on the Company's financial position.

11. Subsequent Events

Subsequent to December 31, 2013, there are pending capital withdrawals and contributions of $7,853,798 and $1,160,000, respectively, which are not reflected in the consolidated statement of financial condition.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Managers of
First New York Securities, L.L.C.

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by First New York Securities, L.L.C. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in the accompanying Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. No overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033753 FINRA DEC
FIRST NEW YORK SECURITIES LLC 5*5
90 PARK AVE 5TH FL
NEW YORK NY 10016-1301

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
DONNA SABATINI 212. 848-0740

2. A. General Assessment (item 2e from page 2) $ 266,757

B. Less payment made with SIPC-6 filed (exclude interest) (119,766)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 146,991

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 146,991

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 146,991

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First New York Securities LLC
(Name of Corporation, Partnership or other organization)

Donna Sabatini
(Authorized Signature)

CFO
(Title)

Dated the ____ day of ______________ 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 95,656,141
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	24,059,276
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	24,059,276
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	339
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	7,773,367
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,238,927	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5,238,927
Total deductions	13,012,633
2d. SIPC Net Operating Revenues	$ 106,702,784
2e. General Assessment @ .0025	$ 266,757
	(to page 1, line 2.A.)